

May 14, 2014

Via E-mail
Todd S. Hyatt
Executive Vice President, Chief Financial Officer
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

      Re: **IHS Inc.**
                 Form 10-K for the Fiscal Year Ended November 30, 2013
                 Filed January 13, 2014
                 File No. 001-32511

Dear Mr. Hyatt:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Patrick Gilmore

                      Patrick Gilmore
                      Accounting Branch Chief